NEWS RELEASE

ELD No. 06-06

TSX: ELD  AMEX: EGO

April 21, 2006

Eldorado Announces Start-up of the Kisladag Gold Mine

VANCOUVER, BC - Paul N. Wright, President and Chief Executive Officer of Eldorado Gold Corporation (“Eldorado” the “Company” or “we”)  is pleased to announce the start-up of the Kisladag gold mine in Turkey.  All of the operating permits necessary for the production of gold at Kisladag have now been received, the process plant has been commissioned, and leaching solution is being applied to the leach pad.  Currently there are 1,000,000 tonnes of oxide ore on the leach pad and by the end of the year we plan to have placed a total of 5,500,000 tonnes on the heap.

The Kisladag mine is planned to produce 120,000 ounces of gold in 2006 at an estimated cash cost of $215/oz. Au, increasing its production to 240,000 ounces in 2007.

“This is a major milestone for Eldorado Gold, and is the foundation for our growth which will see us producing 365,000 ounces in 2007 and 430,000 ounces in 2008.  In addition to advancing our existing development projects, we expect that our aggressive exploration programs in Turkey, Brazil and China will provide further platforms for growth,” commented Paul Wright, President and Chief Executive Officer.  “It is appropriate to thank our dedicated staff who have successfully advanced a grass roots discovery eight years ago through to production.  In addition, we are most appreciative of the continuing support from the local communities at Kisladag.”

Eldorado is a gold producing and exploration company actively growing businesses in Brazil, Turkey and China. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF

ELDORADO GOLD CORPORATION

 “Paul N. Wright”

Paul N. Wright

President and Chief Executive Officer

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and forward looking statements or information within the meaning of the Securities Act (Ontario) .  Such forward looking statements or information include, but are not limited to statements or information with respect to  unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements or information are subject to a variety of risks and uncertainties, which could cause actual events, or results to differ from those reflected in the forward-looking statements or information. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements.  Specific reference is made to “Forward Looking Statements and Risk Factors” in the Company’s Annual Information Form and Form 40-F dated March 23, 2006.  Forward-looking statements herein include statements regarding the expectations and beliefs of management.  Such factors included, amongst others the following:  gold price volatility; impact  of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the section entitled “Risk Factors” in the Company’s Annual Information Form and Form 40-F dated March 23, 2006.  We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the U.S.

Eldorado Gold Corporation’s shares trade on the Toronto Stock Exchange (TSX: ELD) and the American Stock Exchange (AMEX: EGO). The TSX has neither approved nor disapproved the form or content of this release.

Contact:

Nancy E. Woo, Manager Investor Relations

Eldorado Gold Corporation

Phone: 604.601.6650 or 1.888.353.8166

1188, 550 Burrard Street

Fax: 604.687.4026

Vancouver, BC V6C 2B5

Email nancyw@eldoradogold.com

Web site: www.eldoradogold.com

Request for information packages: info@eldoradogold.com